

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3628

December 31, 2008

By Facsimile (202.778.5500) and U.S. Mail

Keir D. Gumbs, Esq.
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004-2401

Re: Telular Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on December 23, 2008
File No. 000-23212

Dear Mr. Gumbs:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some of our comments, we may ask you to provide us with supplemental information so we may better understand the disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist the company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The proxy statement discloses in the first and second paragraphs on page 1 that the proxy materials including proxy card will be made available or sent to shareholders on or about December 22 and December 29, 2008, respectively. Given that the Company's preliminary proxy statement was filed on December 23, 2008, please revise as appropriate.

Revocability of Proxies, page 1

2. We note the disclosure that a shareholder can "cancel" their vote by submitting another white proxy card with a later date. Revise to clarify that a later-dated blue proxy card submitted to Simcoe would also revoke a prior proxy granted to the Company.

Solicitation, page 2

3. Please revise this section to include the information required by Item 4(b) to Schedule 14A. We noticed, for example, that disclosure has not been provided that meets the standards set forth in Items 4(b)(3) and (4) of Schedule 14A.

Security Ownership Of Certain Beneficial Owners And Management, page 7

4. Please advise us as to what consideration, if any, was given to identifying Simcoe and its affiliates in the beneficial ownership table on page 7.

Other Matters, page 18

5. Given the filing by Simcoe on December 24, 2008 of its preliminary proxy statement, please advise us as to the applicability of your references in the second paragraph to Exchange Act Rule 14a-4(c)(1) and (2). Specifically address in your response, with a view toward revised disclosure, whether or not Simcoe is making a separate proposal.

Closing Comments

Please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you and the company provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions